

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION
MARKET REGU



August 7, 2007

George H. White, Esq.
Sullivan & Cromwell LLP
One New Fetter Lane
London EC4A 1AN, England

Re: Barclays PLC: Exemptive Relief from Rule 102 of Regulation M
File No. TP 07-83

P.E. 8-6-07

Dear Mr. White:

In your letter dated August 6, 2007, as supplemented by conversations with the staff, you request on behalf of Barclays PLC, a public limited company organized under the laws of England ("Barclays"), an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with the exchange offer ("Offer") being conducted by Barclays to acquire all of the outstanding shares of ABN AMRO Holding NV, a public limited liability company incorporated in The Netherlands ("ABN AMRO").

You seek an exemption to permit certain Barclays affiliates to conduct specified transactions outside the United States in Barclays Shares during the distribution of Barclays Shares to the shareholders of ABN AMRO. Specifically, you request that: (i) the Derivatives Market Making Units and Hedging Units be permitted to continue to engage in derivatives market making and hedging activities as described in your letter; (ii) the Asset Managers be permitted to continue to engage in asset management activities as described in your letter; (iii) the Trustees and Personal Representatives be permitted to continue to engage in trust and estate activities as described in your letter; (iv) the Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter; (v) the Stock Borrowing and Lending Units and the Collateral-Taking Units be permitted to continue to engage in stock borrowing, stock lending, and collateral-taking activities as described in your letter; (vi) the Banking Units be permitted to continue to engage in banking activities as described in your letter; and (vii) the Employee Plan Trustees be permitted to continue to engage in employee plan activities as described in your letter.

You also seek an exemption to permit certain Barclays affiliates to conduct specified transactions in the United States in Barclays Shares during the distribution of Barclays Shares to the shareholders of ABN AMRO. Specifically, you request that: (i) certain Asset Managers be permitted to continue to engage in asset management activities as described in your letter; (ii) certain Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter; (iii) certain Stock Borrowing and Lending Units and the Collateral-Taking Units be permitted to continue to engage in stock borrowing, stock lending, and collateral-taking activities as described in your letter.

In addition, you seek clarification that certain activities of Barclays Global Fund Advisors ("BGFA") in its capacity as the investment advisor to iShares Index Funds, as described in your letter do not constitute, directly or indirectly, a bid for, a purchase or an attempt to induce any person to bid for or purchase Barclays Shares or Barclays ADSs in contravention of Rule 102 of Regulation M or, in the alternative, to provide exemptive relief to continue to engage in such activities.

We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring with your analysis, the Commission hereby grants Barclays an exemption from Rule 102 of Regulation M to permit the Derivatives Market Making Units and Hedging Units, the Asset Managers, the Trustees and Personal Representatives, the Brokerage Units, the Stock Borrowing and Lending Units and Collateral-Taking Units, the Banking Units, the Employee Plan Trustees, and BGFA (collectively, the "Companies") to continue to engage in the transactions described in your letter. In particular, in your correspondence you make the following key representations:

- During the twelve months ended June 30, 2007, the worldwide average daily trading volume ("ADTV") of Barclays Shares was approximately 44.4 million Barclays Shares, or approximately £306.0 million (approximately US$620.8 million) in value, and Barclays' market capitalization as of July 27, 2007, was £44.3 billion (US$89.9 billion);

- The ADTV value for Barclays Shares for the year ended December 31, 2006, was approximately £34.5 million (or approximately US$67.2 million), and the public float value for Barclays Shares was in excess of US$95 billion as of June 15, 2007;

- The principal trading market for Barclays Shares is the United Kingdom and trading on the LSE accounted for approximately 95.56% of the worldwide average trading volume in Barclays Shares (including Barclays Shares represented by Barclays ADSs) during the 12 months ended June 30, 2007;

- The number of Barclays Shares to be delivered to ABN AMRO shareholders in the Offer will represent approximately 61.3% of the Barclays Shares currently outstanding;

- Barclays maintains and enforces written "Chinese Wall" policies and procedures to prevent material non-public information from passing between any area in which Market Activities are conducted and any other area of Barclays in which price-sensitive information relating to Barclays Shares, including information relating to the Offer, would be available;

- Each of the Market Activities conducted by the Companies as described in your letter represented less than 3.2% of the worldwide average daily trading volume of Barclays Shares (including Barclays Shares represented by Barclays ADSs) for the 12 months ended June 30, 2007;

- Each of the Derivatives Market Making Units and Hedging Units, The Trustees and Personal Representatives, the Banking Units, and the Employee Plan Trustees, conduct their activities outside the United States, and each of the Asset Managers, the Brokerage Units, and the Stock Borrowing and Lending Units and Collateral-Taking Units conduct their activities both inside and outside the United States;

- The only Asset Managers that conduct their Market Activities in the U.S., BGI and BGFA, are subject to supervision and regulation as, respectively, a nationally-chartered bank and an invest adviser registered with the Commission, and the only Brokerage Units that conduct their Market Activities inside the U.S., BCI and BGIS, are registered with the Commission as broker-dealers and are members of the National Association of Securities Dealers, Inc.;

- The withdrawal of a significant market maker in derivatives on Barclays Shares in the primary market for those shares for an extended period of time would have harmful effects on the market for such derivatives worldwide, as well as on the Hedging Units' ability to manage hedge positions maintained by them and their customers previously established in connection with this activity;

- Each of the Companies has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its businesses and in accordance with the applicable Dutch law and its interpretation by the AFM in relation to the Offer, the laws of the United Kingdom, and other non-US laws;

- The receipt of Deposit Securities into an iShares Index Fund from an Authorized Participant does not entail a separate bid for or purchase of any of the securities contained within the Deposit Securities by a Barclays Affiliate, and an iShares

Index Fund will not purchase Deposit Securities in the secondary market to fulfill a purchaser's request to redeem iShares and, thus, the act of issuing or redeeming iShares by the Fund will not be expected to affect the market price of the Deposit Securities;

- Neither BGFA nor the respective iShares Index Fund has control over the occurrence or timing of such transactions, nor any knowledge or control over how a purchaser of the iShares acquires any Deposit Securities that are delivered to the respective iShares Index Fund or whether an investor which redeems its iShares subsequently disposes of the Deposit Securities removed from the respective iShares Index Fund in secondary market trading; and

- Any purchases of Barclays Shares will be effected in the ordinary course of business and consistent with the composition of the respective fund's Underlying Index and its overall investment objective and such purchases will not be effected for the purpose of facilitating the Offer.

The exemption is subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States, with the exception of the asset management, unsolicited brokerage, stock borrowing, lending, and collateral-taking, and iShares activities of certain Barclays affiliates as described in your letter;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Offer;

3. The Offer documents distributed to US holders will disclose the possibility of, or the intention to make, the transactions described in you letter;

4. Barclays and each of the Companies will provide to the Division of Market Regulation ("Division"), upon request, a time-sequenced schedule of all such transactions made during the Restricted Period. Such schedule will include:

    (a) size, broker (if any), time of execution, and price of the transactions;
    (b) the exchange, quotation system, or other facility through which the transactions occurred, and
    (c) whether the transactions were made for a customer account of a proprietary account;

5. Upon request of the Division, Barclays and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington DC within 30 days of its request;

6. Barclays and each of the Companies shall retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Offer;

7. Representatives of Barclays and each of the Companies shall be made available (in person at the offices of the Commission in Washington, DC or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted by this letter, Barclays and each of the Companies will comply with Regulation M.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented to the staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Associate Director

Attachment

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP

TELEPHONE: +44 (0)20-7959-8900
FACSIMILE: +44 (0)20-7959-8950
WWW.SULLCROM.COM

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

August 6, 2007

By Federal Express

Division of Market Regulation,
U.S. Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
United States of America.

Attention: Ms. Joan M. Collopy

Re: Barclays PLC: Request for No-Action Relief from Rule 102 of Regulation M in Connection with a Proposed Share Repurchase Program

Dear Joan,

Enclosed please find the manually-executed copy of the above-referenced incoming letter. As we discussed, I would be grateful if you could please send the original of the Commission's outbound letter to my attention at your convenience.

Once again, many thanks to you and your colleagues for working with Barclays to resolve this issue in a constructive manner on an accelerated timetable. If you have any questions or require any additional information, please contact me on 011 (44) 20 7959 8509.

Yours sincerely,



Alan P.W. Konevsky

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP

TELEPHONE: +44 (0)20-7959-8900
FACSIMILE: +44 (0)20-7959-8950
WWW.SULLCROM.COM

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

August 1, 2007

By Hand and E-mail

Division of Market Regulation,
U.S. Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
United States of America.

Attention: Mr. James A. Brigagliano, Associate Director

Re: Barclays PLC: Request for No-Action Relief from Rule 102 of Regulation M in Connection with a Proposed Share Repurchase Program

Dear Mr. Brigagliano:

We are writing on behalf of our client Barclays PLC, a public limited company organized under the laws of England ("Barclays"), to request confirmation that the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") will not recommend that the Commission take enforcement action under Rule 102 of Regulation M under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with a proposed share repurchase program (the "Proposed Barclays Share Repurchase Program"), to be conducted during the proposed offer (the "Offer") by Barclays PLC ("Barclays") for all of the outstanding ordinary shares ("ABN AMRO Shares") of ABN AMRO Holding N.V. ("ABN AMRO"), including ordinary shares represented by ABN AMRO American Depositary Shares ("ABN AMRO ADSs").

As proposed, the Offer consideration would consist of Barclays ordinary shares ("Barclays Shares"), including Barclays Shares represented by Barclays American Depositary Shares ("Barclays ADSs"), and cash. To fund the cash component of the Offer consideration, Barclays expects to utilize internal resources, the proceeds of the sale of LaSalle Bank Corporation ("LaSalle") by an affiliate of ABN AMRO to Bank of America Corporation ("Bank of America"), proceeds of a conditional subscription for Barclays Shares by affiliates of China Development Bank ("CDB") and Temasek Holdings (Private) Limited ("Temasek") and proceeds from a related placing (the "Clawback Placing") of Barclays Shares to certain existing shareholders of Barclays and other institutional investors outside of the United States (the "Clawback Investors").

The transactions that Barclays has entered into with CDB and Temasek involve both a subscription for Barclays Shares conditioned on the Offer's success—the proceeds of which will be used to fund part of the cash consideration for the offer—and an unconditional subscription for Barclays Shares, which will occur on August 14, 2007. In order to protect existing Barclays shareholders from the dilution resulting from this unconditional subscription, Barclays plans to use the proceeds from it to fund the Proposed Barclays Share Repurchase Program, as described in more detail below.

Rule 102 of Regulation M would ordinarily prohibit Barclays from bidding for or purchasing, or attempting to induce any person to bid for or purchase, Barclays Shares or Barclays ADSs during the period commencing on the first day of the acceptance period for the Offer and ending upon expiration of the Initial Offering Period (as defined below) for the Offer (including any Subsequent Offering Period (as defined below)). As previously discussed with the Staff, we therefore respectfully request on behalf of Barclays that the Staff of the Division of Market Regulation confirm that it will not recommend that the Commission take enforcement action against Barclays if Barclays discloses its intention to conduct, and conducts, the Proposed Barclays Share Repurchase Program, in full compliance with applicable U.K. and Dutch laws and regulations, the additional requirements imposed by the U.K. Financial Services Authority (the "FSA") to minimize impact on the market price of Barclays Shares and protect against market abuse, price manipulation or other inappropriate activity, the commitments made by Barclays to the Staff for the same purpose and on the terms described below, through the expiration of the Initial Offering Period for the Offer (including any Subsequent Offering Period).

We are acting as U.S. counsel to Barclays. Barclays has provided us with, and authorized us to make on its behalf, the factual representations set forth in this letter about the market for Barclays Shares and Barclays ADSs and the Proposed Barclays Share Repurchase Program. The descriptions of matters of U.K. and Dutch law have been reviewed by Clifford Chance LLP, U.K. and Dutch counsel to Barclays.

I. Background

A. Barclays

Barclays is a U.K.-based financial services group with a large international presence in Europe, the United States, Africa and Asia. It is engaged primarily in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. In terms of market capitalization, Barclays is one of the largest financial services companies in the world and, at December 31, 2006, had total consolidated assets of approximately £996.8 billion (US$1,952.3 billion). Barclays has been operating for more than 300 years and today has approximately 27 million customers and approximately 123,000 employees in over 50 countries. Barclays is a leading global provider of investment management products and services and had 2,900 institutional clients in over 50 countries and over £927 billion (US$1,815.6 billion) of assets under management at December 31, 2006.

Barclays is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act, and the Barclays Shares and Barclays ADSs are registered under Section 12(b) of the Exchange Act. The Barclays Shares are listed on the London Stock Exchange ("LSE") and the Tokyo Stock Exchange ("TSE"), and the Barclays Shares and Barclays ADSs are listed on the New York Stock Exchange (the "NYSE"). As of December 31, 2006, Barclays had 6,534,698,021 Barclays Shares, options to purchase 346,547,000 Barclays Shares and 875,000 staff shares of £1 each issued and outstanding. As discussed in more detail below, the overwhelmingly dominant trading market for the Barclays Shares is the United Kingdom, and during the twelve months ended June 30, 2007, the average daily trading volume of Barclays Shares on the LSE represented approximately 95.56% of the worldwide average daily trading volume in the Barclays Shares (including Barclays Shares represented by Barclays ADSs).

B. ABN AMRO

ABN AMRO is a leading international banking group offering a wide range of banking products and financial services on a global basis through a network of more than 4,500 offices and branches in 53 countries as at December 31, 2006. ABN AMRO is the largest banking group in the Netherlands and is one of the largest banking groups in the world, with total consolidated assets of €987.1 billion ($1,303.7 billion) at December 31, 2006.

ABN AMRO is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act, and the ABN AMRO Shares and ABN AMRO ADSs are registered under Section 12(b) of the Exchange Act. The ABN AMRO Shares are listed on Euronext Amsterdam, Euronext Brussels and Euronext Paris, the ABN AMRO Shares and ABN AMRO ADSs are listed on the NYSE and the ABN AMRO Formerly Convertible Preference Shares are listed on Euronext Amsterdam. As of December 31, 2006, 1,936,847,516 ABN AMRO Shares were issued, of which 1,853,786,791 were outstanding; depositary receipts ("ABN AMRO DR Preference Shares") in respect of 1,369,815,864 convertible preference shares were issued and outstanding; and 44,988 formerly convertible preference finance shares ("ABN AMRO Formerly Convertible Preference Shares") were issued and outstanding.

C. The Offer

On April 23, 2007, Barclays and ABN AMRO entered into a merger protocol, which the parties amended on July 23, 2007 and on July 30, 2007. The merger protocol, as amended, provides for a combination of their businesses, with Barclays as the holding company for the combined group. The combined group will be created through the Offer, pursuant to which Barclays will offer to exchange (a) 2.13 Barclays Shares and €13.15 in cash for each ABN AMRO Share and (b) 0.5325 Barclays ADSs and the U.S. dollar equivalent of €13.15 in cash for each ABN AMRO ADS. Pursuant to a "mix and match" facility, holders of ABN AMRO Shares and ABN AMRO ADSs will be able to elect to vary the proportion of cash and Barclays Shares or Barclays ADSs they receive, but the total number of Barclays Shares (including those represented by Barclays ADSs) issued and the total amount of cash paid in connection with the Offer will be fixed. Assuming that all outstanding ABN AMRO Shares and ABN AMRO ADSs are tendered, former holders of ABN AMRO Shares and ABN AMRO ADSs and existing holders of Barclays Shares and Barclays ADS would own approximately 35% and 55.7%, respectively, of Barclays Shares (including Barclays Shares represented by Barclays ADSs) outstanding immediately following completion of the Offer.[1] Following completion of the Offer and settlement of the Barclays Shares subscribed for by the Clawback Investors described below, CDB's shareholding in the combined group will be approximately 6.8% and Temasek's shareholding in the combined group will be approximately 2.5%.

On April 25, 2007, ABN AMRO received an unsolicited indicative proposal from the Royal Bank of Scotland Group PLC, Fortis S.A./N.V. and Banco Santander Central Hispano S.A., acting together as a consortium (together, the

[1] The number of Barclays Shares outstanding immediately following completion of the Offer includes the effect of the Proposed Barclays Share Repurchase Program (assuming a number of Barclays Shares which may be repurchased at 714p per Barclays Share, the closing price of Barclays Shares on the LSE on July 20, 2007), and excludes the impact of the warrants which may be exercised by CDB and Temasek (as described further in this letter).

"Consortium"), to acquire ABN AMRO. On May 5, 2007, ABN AMRO received a proposal from the Consortium to purchase LaSalle for US$24.5 billion, conditional on the purchase by the Consortium of ABN AMRO. On May 29, 2007, the Consortium announced the terms of its proposed offer to acquire ABN AMRO, which was conditional on the Consortium being able to acquire LaSalle. Following litigation surrounding ABN AMRO's proposed sale of LaSalle to Bank of America, on July 16, 2007, the Consortium announced an offer to acquire ABN AMRO, no longer conditional on the Consortium being able to acquire La Salle. On July 23, 2007, the Consortium commenced its offer.

D. Regulation of the Offer

Barclays will make the Offer as a single global offer in The Netherlands, the United Kingdom, the United States and a number of other jurisdictions in which Barclays is permitted to make the Offer.[2] Barclays expects that the Offer will commence in accordance with the timeframe described below and will expire at least six weeks later on a date to be established at the time of commencement, subject to extension (the "Initial Offering Period"). Completion of the Offer will be subject to several conditions, including the requirement that 80% or more of the outstanding ABN AMRO Shares (including shares underlying the ABN AMRO ADSs) be validly tendered and not withdrawn as of the expiration of the Initial Offering Period. If the Offer is declared unconditional, Barclays may provide a subsequent offering period (the "Subsequent Offering Period") in accordance with applicable Dutch and U.S. law.

In conducting the Offer, Barclays expects to be able to rely on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief from otherwise applicable rules to persons engaged in a cross-border tender offer under certain conditions. As of December 31, 2006, only about 3.51% of Barclays Shares, including Barclays Shares represented by Barclays ADSs, were held of record by persons with registered addresses in the United States. Based on information prepared for ABN AMRO at June 1, 2007, which is the latest information available, Barclays believes that U.S. residents own beneficially approximately 11% of the outstanding ABN AMRO Shares (including ABN AMRO Shares represented by ABN AMRO ADSs).

Barclays has filed with the Commission a Registration Statement on Form F-4 (File No. 333-143666) (the "Form F-4"), containing the preliminary version of the U.S. exchange offer document/prospectus (the "U.S. Offer Document"), to register the new Barclays Shares, and the Bank of New York, as the depositary for the Barclays American Depositary Receipt facility, intends to file a post-effective amendment to the

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2 The other offer jurisdictions include Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland.

Registration Statement on Form F-6 (File No. 333-96567) to register the new Barclays ADSs to be issued in the Offer. The Offer will comply with the Exchange Act and the rules and regulations thereunder.

The Offer has been structured to comply with the requirements of the Dutch Financial Supervision Act (*Wet financieel toezicht*), the Dutch Securities Market Supervision Act (*Wet toezicht effectenverkeer 1995*), the Dutch Securities Market Supervision Decree (*Besluit toezicht effectenverkeer 1995*) and the relevant regulations promulgated thereunder, which govern tender offers in The Netherlands, as well as the applicable rules and regulations of the Dutch securities regulator, the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) (the "AFM", and the foregoing legislation, rules and regulations together, the "Dutch Takeover Regulations"). The AFM and the Commission are parties to an agreement between the United States and the Kingdom of The Netherlands on Mutual Administrative Assistance in Securities Matters, dated December 11, 1989 and July 1, 1992, and have also recently signed a Memorandum of Understanding between the Commission and the College of Euronext Regulators, dated January 25, 2007, concerning consultation and cooperation regarding the implementation of securities laws with respect to certain matters. Barclays has been advised by Clifford Chance LLP that the Offer will not be subject to the United Kingdom's City Code on Takeovers and Mergers (the "City Code") and does not intend to conduct the Offer in compliance with the City Code.

Barclays has submitted to the AFM, on a confidential basis, a draft offer document (the "Dutch Offer Document"). Barclays has also submitted, on a confidential basis, a draft prospectus (the "U.K. Prospectus") to the United Kingdom Listing Authority (the "UKLA") for its review. Barclays expects that, promptly after the later of the date on which the AFM approves the Dutch Offer Document, the UKLA approves the U.K. Prospectus and the Form F-4 is declared effective, which Barclays expects will occur on or about August 6, 2007, Barclays will publish an announcement in at least two Dutch daily newspapers announcing the availability of the Dutch Offer Document and the U.K. Prospectus to holders of ABN AMRO Shares in certain jurisdictions outside of the United States, and Barclays will deliver copies of the U.S. Offer Document to holders of ABN AMRO Shares with registered addresses in the United States and to holders of ABN AMRO ADSs in the United States and in certain jurisdictions worldwide.

Under the applicable Dutch Takeover Regulations, the minimum duration of the Initial Offering Period may not be less than 20 calendar days, with no maximum being specified. The Initial Offering Period will be no shorter than 20 U.S. business days. One or more extensions of the Initial Offering Period are permitted, with no minimum or maximum duration being specified. The Offer is subject to a number of conditions, including the receipt of various regulatory approvals in over 50 jurisdictions.

Barclays has no control over when such approvals will be granted. Consequently, it is possible that the Offer may be open for acceptance for a period of several months

After expiration of the Initial Offering Period (including any extensions and assuming all conditions to the Offer have been met or waived and the Offer has been declared unconditional), the Offer will close, and Barclays will pay for all ABN AMRO Shares and ABN AMRO ADSs tendered against the issue of Barclays Shares and Barclays ADSs and the delivery of cash. Settlement is expected to occur no later than five Dutch trading days after the Offer is declared unconditional; the Offer is required to be declared unconditional within five Dutch trading days after the end of the acceptance period.

Any Subsequent Offering Period (which would be a "subsequent offering period" for purposes of Rule 14d-11 under the Exchange Act) would be no shorter than three U.S. business days, and under the applicable Dutch Takeover Regulations it may be no longer than 15 Dutch trading days.

E. CDB, Temasek and the Clawback Investors

1. *Investment by CDB*

CDB has agreed to invest a total of up to €9.8 billion (£6.6 billion) in Barclays Shares and has entered into a strategic partnership with Barclays which establishes a framework for their strategic co-operation. The investment is divided into two parts, unconditional (which will occur on August 14, 2007) and conditional:

- Unconditional. CDB will invest €2.2 billion (£1.5 billion) in Barclays through an unconditional subscription of 201 million new Barclays Shares, or approximately 3.1% of Barclays existing issued share capital, at a price of £7.20 per share on August 14, 2007;

- Conditional. CDB also agreed to invest up to a further €7.6 billion (£5.1 billion) in Barclays, as reduced by the Clawback Placing described below, through a conditional investment agreement at a price of £7.40 per new Barclays Share, conditional on the completion of the Offer:

  - As a result of the Clawback Placing targeted at the Clawback Investors described below, CDB's conditional subscription will represent €6.4 billion (£4.31 billion) worth of Barclays Shares. Following completion of the Offer and settlement of the Barclays Shares subscribed for by the Clawback Investors, CDB's shareholding in the combined group will be approximately 6.8%; and

- Conditional upon the completion of the Offer, CDB may exercise warrants for which it has subscribed in respect of 61 million new Barclays Shares with an exercise price of £7.80 per Barclays Share and an exercise period of two years. If the warrants were exercised, CDB's shareholding in the combined group would rise by approximately 0.5%.

Among other terms of the agreement with CDB:

- CDB will be entitled to nominate a non-executive director to the Barclays board of directors; and

- CDB has agreed not to enter into a business collaboration agreement of a similar nature with another major banking institution with global operations.

2. *Investment by Temasek*

Temasek has agreed to become a major shareholder in Barclays and will invest a total of up to €3.6 billion (£2.4 billion) in Barclays Shares. The investment is divided into two parts, unconditional (which will occur on August 14, 2007) and conditional:

- Unconditional. Temasek will invest €1.4 billion (£1.0 billion) in Barclays through an unconditional placing of 135 million new Barclays Shares, or approximately 2.1% of Barclays existing issued share capital, at a price of £7.20 per share on August 14, 2007.

- Conditional. Temasek also agreed to invest up to a further €2.2 billion (£1.5 billion) in Barclays Shares at a price of £7.40 per share, conditional on the completion of the Offer:

    - As a result of the Clawback Placing targeted at the Clawback Investors, Temasek's conditional subscription will represent €1.7 billion (£1.13 billion). Following completion of the Offer and settlement of the Barclays Shares subscribed for by the Clawback Investors, Temasek's shareholding in the combined group will be approximately 2.5%; and

    - Conditional upon completion of the Offer, Temasek may exercise warrants for which it has subscribed in respect of 61 million Barclays Shares with an exercise price of £7.80 per Barclays Share and an exercise period of two years. If the warrants were exercised, Temasek's shareholding would rise by approximately 0.5%.

Among other terms of the agreement with Temasek, conditional on the completion of the Offer, Temasek will be entitled to nominate a non-executive director to the Barclays board of directors.

3. *Clawback Placing*

Of the Barclays ordinary shares which CDB and Temasek have conditionally agreed to acquire, up to 229,729,730 were made available by way of the Clawback Placing, targeted at the Clawback Investors, at a price of £7.40 per share. Applications for subscription under the Clawback Placing resulted in the allocation of 153,772,445 shares at a price of £7.40 per share (representing €1.7 billion (£1.14 billion) of Barclays Shares) to the Clawback Investors.

As a result of the Clawback Placing, the conditional portions of the investments by CDB and Temasek have been reduced so that, conditional upon the completion of the Offer, CDB will now subscribe for a total of 582 million Barclays Shares at a price of £7.40 per share (representing €6.4 billion (£4.31 billion) of Barclays Shares), and Temasek will subscribe for a total of 153 million Barclays ordinary shares at a price of £7.40 per share (representing €1.68 billion (£1.13 billion) of Barclays Shares).

4. *Impact of the Unconditional Investments by CDB and Temasek*

Approximately one-third of the CDB and Temasek investments (equal to the unconditional portions of their respective investments) will be made irrespective of whether the Offer is consummated. Whether or not the Offer is consummated, however, Barclays – which is currently strongly capitalized – does not need the capital represented by the unconditional investment. Barclays agreed to accept this investment in order to gain access to the conditional (and larger) part of the investment and to further its relationships with CDB and Temasek.

II. The Market for Barclays Shares

As of June 30, 2007, Barclays had, issued and outstanding, 6,545,102,018 Barclays Shares, options to purchase 417,133,039 Barclays Shares and 871,875 staff shares of £1 each. As of July 27, 2007, Barclays market capitalization was approximately £44.3 billion (or approximately US$89.9 billion at the exchange rates prevailing on July 27, 2007), making Barclays the seventh largest LSE-listed company in terms of market capitalization at that time. The worldwide average daily trading volume of Barclays Shares for the twelve months ended June 30, 2007 was approximately 44.4 million Barclays Shares, or approximately £306.0 million (approximately US$620.8 million at July 27, 2007 exchange rates) in value.

The Barclays Shares are listed on the LSE and the TSE.[3] The overwhelmingly dominant trading market for the Barclays Shares is the United Kingdom. During the twelve months ended June 30, 2007, the average daily trading volume of Barclays Shares on the LSE was approximately 42.4 million Barclays Shares, or approximately £292.4 million (approximately US$593.2 million at July 27, 2007 exchange rates) in value. This represents approximately 95.56% of the worldwide average daily trading volume in the Barclays Shares (including Barclays Shares represented by Barclays ADSs).

The LSE is the principal London exchange for equity and bond trading. The listing of securities is subject to the Listing Rules of the UKLA and the LSE's own Admission and Disclosure Standards. The LSE is also a prescribed market for the purposes of the market abuse regime in the United Kingdom, which is described in further detail below.

As noted above, Barclays is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act and is subject to the information reporting requirements of the Exchange Act. Barclays Shares and Barclays ADSs are listed on, although only Barclays ADSs are traded on, the NYSE. During the twelve months ended June 30, 2007, the average daily trading volume of Barclays ADSs on the NYSE was approximately 494,000 Barclays ADSs, which represent 1,976,000 Barclays Shares, or approximately £13.6 million (approximately US$27.6 million at July 27, 2007 exchange rates) in value. This represents approximately 4.44% of worldwide average daily trading volume in the Barclays Shares (including Barclays Shares represented by Barclays ADSs).

III. The Proposed Barclays Share Repurchase Program

A. Overview

The Offer consideration will consist of (a) 2.13 Barclays Shares and €13.15 in cash for each ABN AMRO Share and (b) 0.5325 Barclays ADSs and the U.S. dollar equivalent of €13.15 in cash for each ABN AMRO ADS. The cash portion of the Offer consideration will be funded using (a) internal resources, (b) the proceeds of the sale of LaSalle by an affiliate of ABN AMRO to Bank of America, and (c) except for a portion that will be used to fund the Proposed Barclays Share Repurchase Program, the proceeds of the subscription for Barclays Shares by the CDB, Temasek and the Clawback Investors.

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[3] Barclays Shares are also listed on the NYSE, but as discussed below only Barclays ADSs are traded on the NYSE.

Approximately one-third of the CDB and Temasek investments (equal to the unconditional portions of their respective investments) will be made irrespective of whether the Offer is consummated. Whether or not the Offer is consummated, however, Barclays – which is currently strongly capitalized – does not need the capital represented by the unconditional investment. Barclays agreed to accept this investment in order to gain access to the conditional (and larger) part of the investment and to further its relationships with CDB and Temasek.

Accordingly, to avoid the potentially harmful dilution, Barclays intends to repurchase, in accordance with applicable U.K. and Dutch laws and regulations, a number of Barclays Shares equal to the lesser of (1) such number of Barclays Shares as will be issued to CDB and Temasek in the unconditional portion of their subscriptions and (2) such number of Barclays Shares as it is able to acquire using the proceeds from the unconditional subscription by CDB and Temasek (€3.6 billion (£2.4 billion)). The Proposed Barclays Share Repurchase Program will occur irrespective of whether the Offer is completed.

B. Rationale for the Proposed Barclays Share Repurchase Program

The total proceeds from the issuance of the Barclays Shares to CDB and Temasek on August 14, 2007 will amount to €3.6 billion (£2.4 billion). This amount is unconditionally committed. Consequently, in the event that the Offer is not consummated, CDB and Temasek nonetheless will already have purchased the first unconditional tranche of their investment, equal to approximately 5.2% of Barclays existing share capital. In the absence of the Proposed Barclays Share Repurchase Program, this would result in Barclays being overcapitalized as compared to its target capitalization structure and market expectations, resulting in significant adverse consequences for Barclays and existing Barclays shareholders, including diluted earnings per share and return on equity, as well as negative impact on the book value of Barclays Shares due to inefficient use of capital.

On July 23, 2007, Barclays Board announced the Proposed Barclays Share Repurchase Program of up to €3.6 billion (£2.4 billion) to commence, at the earliest, shortly after the publication of Barclays interim results on August 2, 2007. As noted above, the purpose of the Proposed Barclays Share Repurchase Program is to minimize the dilutive effect of the issuance of Barclays Shares to CDB and Temasek on existing Barclays shareholders.

In order to have the greatest assurance of achieving the objective of a neutral impact on current Barclays shareholders, the Proposed Barclays Share Repurchase Program must be executed as promptly as practicable so that the repurchase prices are as close as possible to the price at which the strategic investors made their initial purchases. To the extent that the Proposed Barclays Share Repurchase Program is executed at prices higher than the process paid by CDB and Temasek for the unconditional portions of their respective subscriptions, the anti-dilutive effect of the Proposed Barclays Share Repurchase Program will be correspondingly diminished. Although, of course, to the extent that the Proposed Barclays Share Repurchase Program is executed at prices lower than the prices paid by CDB and Temasek for the unconditional portions of their respective subscriptions, the anti-dilutive effect of the Proposed Barclays Share Repurchase Program will be correspondingly enhanced, the objective is neutrality. In any event, the sooner Barclays is able to commence and complete the Proposed Barclays Share Repurchase Program, the greater the anti-dilutive effect will be because of the reduction in the weighted average number of Barclays Shares which will have been outstanding over the course of this period. Because of the volume and other limitations on the Proposed Barclays Share Repurchase Program described below, Barclays expects that it would take approximately four months to execute the Proposed Barclays Share Repurchase Program.

IV. Regulation of the Proposed Barclays Share Repurchase Program in the United Kingdom and the Netherlands

A. Principal Legislation

The key legislation and regulation governing market activities and market conduct in the United Kingdom is the Financial Services and Markets Act 2000 (the "FSMA"), the Criminal Justice Act 1993 (the "CJA") and the Code of Market Conduct, as well as the EU Market Abuse Directive and the EU Stabilisation and Buybacks Regulation. In addition, companies listed on the UK Official List, such as Barclays, must comply with the relevant obligations under the Listing Rules, and companies admitted to trading on a regulated market in the United Kingdom (which includes the main market of the LSE) must comply with the Disclosure and Transparency Rules of the FSA in order to meet the transparency and disclosure obligations required under the United Kingdom regulatory regime.

B. Supervision and Enforcement

The principal enforcement body for transparency and compliance in market activities and market conduct is the FSA, although the U.K. Department for Business, Enterprise and Regulatory Reform has the power to investigate offences under the insider dealing regime and can appoint inspectors to investigate and report on suspected offences. The FSA, in its capacity as the UKLA, is the competent authority for the monitoring and enforcement of the Listing Rules and the Disclosure and Transparency Rules.

The FSA supervises and regulates the conduct of share buybacks in the UK in accordance with the EU Market Abuse Directive, the UK Listing Rules and its Code of Market Conduct. These regulations, together with the EU Stabilisation and Buybacks Regulation, set out various safe harbor provisions for buybacks described below. These regulations prescribe additional requirements for the conduct of buybacks during "closed periods" and other circumstances where an issuer is in possession of inside information, including requirements designed to minimize impact on the market price of securities to be repurchased.

The handling of price sensitive information in the United Kingdom is governed by the CJA insider dealing regime (which relates to dealing in, encouraging others to deal in and disclosing of price sensitive information in relation to price-affected securities and imposes criminal sanctions). This regime is supplemented by the market abuse regime under the FSMA (which targets, amongst other things, behavior resulting in the illegitimate manipulation or distortion of a qualifying market and imposes civil liability) and the Disclosure and Transparency Rules (which, amongst other things, require prompt disclosure of inside information to the market, subject to certain limited exceptions).

C. Regulation Applicable to Share Repurchases

In the United Kingdom, a publicly-traded company may purchase its own shares either through "market" purchases or "off-market" purchases. A market purchase is a purchase made on a recognized investment exchange, such as the LSE. Broadly any purchase which is not made on a recognized investment exchange is an off-market purchase. Market purchases must be approved by an ordinary resolution of the company (a simple majority of votes at a general meeting), although market practice in the United Kingdom (based on institutional shareholder guidelines) is for listed companies to sanction purchases by way of a special resolution (a 75% majority of votes at a general meeting). Off-market purchases must be sanctioned by a special resolution of the shareholders. The Listing Rules, the Code of Market Conduct and the EU Buy-back and Stabilisation Regulation (EC No. 2273/2003 of 22 December 2003), which is substantially annexed to the Code of Market Conduct, also include restrictions on the times and prices at which market purchases may be made.

A safe harbor from market abuse is available to a listed company if the share buyback complies with the EU Buy-back and Stabilization Regulation which requires, amongst other things, (1) the purchase price not to be higher than the higher of the price of the last independent trade and the highest current independent bid, (2) the buyback to be limited to not more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out, (3) public disclosure of the trades and (4) no buyback during periods when the listed company has inside information (unless the buyback is managed by an independent investment firm or credit institution which makes its trading decision independently of, and with no influence from, the issuer). The FSA has provided public guidance to the effect that buyback programs which are not within the scope of the EU Buy-back and Stabilisation Regulation are not in themselves market abuse. So, a listed company such as Barclays does not have to comply with the EU Buy-back and Stabilization Regulation in order to be certain that it is not committing market abuse, although it does still have to comply with the Code of Market Conduct and the Listing Rules.. However, the AFM has previously provided private guidance to the effect that the EU Buy-back and Stabilisation Regulation should be applied as far as possible, and Barclays has determined that it will comply with the EU Buy-back and Stabilisation Regulation safe harbor.

The Listing Rules prohibit a listed company from purchasing its own shares during a prohibited period (i.e., any period when there exists any matter which constitutes inside information in relation to the company) unless certain requirements are met, such as where the buyback program is managed by an independent third party. The Proposed Barclays Share Repurchase Program will be structured to comply with these requirements, including by appointing an independent third-party broker as described below.

The Listing Rules require that purchases by a listed company of 15% or more of any class of its equity shares must be by way of a tender offer to all shareholders. Further, the Listing Rules provide that purchases of less than 15%, pursuant to a general authority granted by shareholders which are not made by a tender offer, may only be made if the price to be paid is not more than the higher of (1) 5% above the average market value of the company's equity shares for the 5 business days before the purchase is made and (2) the higher of the price of the last independent trade and the highest current independent bid. The second prong of that test is the same limit as is prescribed by the EU Buy-back and Stabilisation Regulation.

D. Disclosure Obligations

A listed company is required to notify a Regulatory Information Service (a service which publicly disseminates announcements by U.K. companies) by 7:30 a.m. on the business day following the date of any purchase of its own shares. The notification is required to contain certain information, including (1) the number of shares purchased, (2) the highest and lowest price paid, (3) the date of the purchases, and (4) whether the purchased shares will be cancelled or held in treasury.[4] Further, within 28 days of the repurchase, a listed company is required to file with the Registrar of Companies a Form 169A, stating, among other things, (a) the number of shares purchased, (b) the highest and lowest price paid, (c) the aggregate amount paid, (d) the nominal value of the shares purchased, (e) the date of the purchases, and (f) whether the purchased shares will be cancelled or held in treasury. A listed company which acquires its own shares must make public the percentage of voting rights attributable to those shares which it holds in treasury as a result of the transaction as a whole as soon as possible, but in any event not later than four trading days following the acquisition where that percentage reaches, exceeds or falls below the thresholds of 5% or 10% of the voting rights. At the end of each calendar month during which there has been a change in a listed company's share capital it must disclose to the public the total number of voting rights and capital in respect of each class of shares which it has in issue and the total number of voting rights attaching to its shares which are held in treasury.

V. Terms of the Proposed Barclays Share Repurchase Program

A. Overview

As noted above, the FSA supervises and regulates the conduct of share buybacks in the United Kingdom in accordance with the EU Market Abuse Directive, the U.K. Listing Rules and its Code of Market Conduct. With respect to the Proposed Barclays Share Repurchase Program, Barclays consulted the FSA, as well as the Staff of the Commission, on the appropriate parameters and timing of the purchases. Following this consultation, Barclays will impose significantly more restrictive limits on the purchases than would otherwise be applicable under the relevant U.K. and Dutch safe harbors in order to provide safeguards for Barclays and ABN AMRO shareholders over and above those required by the applicable legal and regulatory regimes in order to minimize impact on the market price of Barclays Shares and ensure that there would be no market abuse, price manipulation or other inappropriate activity involved in the Proposed Barclays Share Repurchase Program.

For example, as described below, rather than using the 25% average daily trading volume cap permitted under the EU Buy-back and Stabilisation Regulation safe harbor, Barclays will irrevocably instruct JP Morgan Cazenove Limited, as the designated independent third-party broker (the "Broker"), not to purchase Barclays Shares in volumes exceeding the lesser of: (1) 25% of the average daily trading volume

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4 Barclays intends to cancel the Barclays Shares to be repurchased in the Proposed Barclays Share Repurchase Program and not hold them in treasury.

in Barclays Shares for the calendar month of June 2007 (the last full calendar month prior to the announcement of the Proposed Barclays Share Repurchase Program); and (2) 10% of the average daily trading volume in Barclays Shares for the 20 regular trading days immediately preceding the date of the purchase. In addition, purchases will not commence until August 6, 2007, following the announcement of Barclays interim half year results early on August 2, 2007, in order to provide ample time (and considerably more than would usually be allotted) for the market to absorb the new financial information.

By virtue of these additional restrictions, which go beyond prescribed applicable U.K. and Dutch regulatory requirements and are more restrictive than U.K. market practice, combined with prospective public disclosure of the implementation of the Proposed Barclays Share Repurchase Program and prompt retrospective public disclosure of purchases made in connection with the Proposed Barclays Share Repurchase Program, Barclays believes that the Proposed Barclays Share Repurchase Program fully satisfies the applicable U.K. and Dutch regulatory concerns with additional margin of comfort and will be transparent to all market participants.

B. Key Terms

The key terms of the Proposed Barclays Share Repurchase Program are as follows:

- Applicable U.K. and Dutch Regulation. The Proposed Barclays Share Repurchase Program will be conducted in full compliance with applicable U.K. and Dutch laws and regulations described above and will be subject to oversight by the FSA.

- Location of Activities. All of the purchases will be executed on the LSE. None of the purchases under the Proposed Barclays Share Repurchase Program will be executed in the United States or through the facilities of a U.S. securities exchange.

- Transactions effected by an independent third-party broker. In accordance with applicable U.K. and Dutch laws and regulations, the Proposed Barclays Share Repurchase Program will be conducted by the Broker. As an independent third party, the Broker will make its trading decisions in relation to the Barclays Shares independently of, and uninfluenced by, Barclays. To that end, under the terms of the Broker's irrevocable mandate letter, Barclays will have no direct or indirect control over the day-to-day trading activities by the Broker in connection with the execution of the Proposed Barclays Share Repurchase Program. Barclays will only retain the discretion to terminate the Proposed Barclays Share Repurchase Program altogether (that is, Barclays will not be able to instruct the Broker to stop and then resume the Proposed Barclays Share Repurchase Program at its discretion). The terms of the instruction to the Broker, however, will allow for recommencement of the Proposed Barclays Share Repurchase Program in the event of an extension of the Initial Offering Period as described below.

- Amount of the Proposed Barclays Share Repurchase Program. Pursuant to the Proposed Barclays Share Repurchase Program, the Broker will be instructed to repurchase a number of Barclays Shares equal to the lesser of: (1) such number of Barclays Shares as will be issued to CDB and Temasek in the unconditional portion of their subscriptions; and (2) such number of Barclays Shares as the Broker is able to acquire using the proceeds from the unconditional subscription by CDB and Temasek (€3.6 billion (£2.4 billion)).

- Blackout. The Proposed Barclays Share Repurchase Program will be suspended for a period (the "Blackout Period") from the tenth trading day prior to the scheduled expiration of the Initial Offering Period through the expiration of the Offer (including any Subsequent Offering Period, if provided). If, however, while the Blackout Period is in effect, the Initial Offering Period (as originally scheduled or previously extended) is extended for a period of twenty trading days or more, then the terms of the instruction to the Broker will provide that the Broker may recommence the Proposed Barclays Share Repurchase Program and the Blackout Period will recommence from the tenth trading day prior to the new expiration of the Initial Offering Period.

- Timing of Purchases. During each trading day that the Proposed Barclays Share Repurchase Program is in effect, purchases of Barclays Shares pursuant to the Proposed Barclays Share Repurchase Program made by the Broker will not be (1) the opening purchase or (2) effected during the 30 minutes before the scheduled close of the trading session on the LSE.

- Volume limitations. Barclays will irrevocably instruct the Broker not to purchase Barclays Shares in volumes exceeding the lesser of: (1) drawing from the requirements of the EU Buy-back and Stabilisation Regulation, 25% of the average daily trading volume in Barclays Shares for the calendar month of June 2007 (the last full calendar month prior to the announcement of the Proposed Barclays Share Repurchase Program); and (2) drawing from the applicable U.K. law and regulation, 10% of the average daily trading volume in Barclays Shares for the 20 regular trading days immediately preceding the date of the purchase.

- Price limitations. In accordance with EU Buy-back and Stabilisation Regulation, the purchases made by the Broker in the context of the Proposed Barclays Share

Repurchase Program would be subject to a cap on price equal to the higher of: (1) the last independent trade; and (2) highest current independent bid for Barclays Shares as reported on the LSE. In addition, an absolute price limit of 850 pence per Barclays Share will be voluntarily imposed by Barclays.

- Required public disclosure. As required by the Listing Rules, Barclays will make daily public disclosure to the market relating to purchases of Barclays Shares made in connection with the Proposed Barclays Share Repurchase Program, including (1) the number of Barclays Shares purchased, (2) the highest and lowest price paid, (3) the date of the purchases, and (4) whether the purchased Barclays Shares will be cancelled or held in treasury.[5] In addition, Barclays will make public disclosure to the market prior to the commencement of the Proposed Barclays Share Repurchase Program about certain of its terms.

- No relevant price-sensitive information. English criminal and civil laws and regulations require that no purchases in the context of the Proposed Barclays Share Repurchase Program are carried out by Barclays while Barclays is in possession of material non-public price-sensitive information. As permitted by applicable law and regulations, Barclays will adopt the following measures – certain of which are described above – in order to ensure that no purchases in the context of the Proposed Barclays Share Repurchase Program are carried out by Barclays while Barclays is in possession of material non-public price-sensitive information:

  - The Broker will be irrevocably instructed to make the purchases on Barclays behalf;

  - Barclays will grant the irrevocable instruction to the Broker only if Barclays is either (1) not in possession of material non-public price-sensitive information at such time or (2) if, concurrently, Barclays discloses any material non-public price-sensitive information to the market.

  - To that end, and as discussed above, (1) at the time of commencement of the Proposed Barclays Share Repurchase Program, Barclays would provide public disclosure to the market, (2) purchases will not commence until August 6, 2007, following the announcement of Barclays interim half year results early on August 2, 2007, in order to allow the market to review the new financial information and (3) Barclays will provide prompt public disclosure of

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5 Barclays intends to cancel the Barclays Shares to be repurchased in the Proposed Barclays Share Repurchase Program.

purchases made in connection with the Proposed Barclays Share Repurchase Program.

- Required shareholder approval. In accordance with applicable U.K. laws and regulations, all purchases made in the context of the Proposed Barclays Share Repurchase Program must be made with prior Barclays shareholder approval and, in accordance with investor protection guidelines, this requires a resolution approved by 75% majority of votes at a general meeting of shareholders. This existing authority for Barclays to purchase its own shares was granted at the Barclays Annual General Meeting held on April 26, 2007.

As a further condition to the relief being requested, Barclays will provide to the Staff of the Division of Market Regulation, within 10 business days following the conclusion of the Proposed Barclays Share Repurchase Program, records ("Records") of the date and time at which any Barclays Shares were purchased pursuant to the Proposed Barclays Share Repurchase Program, the market in which the purchase was effected, the number of Barclays Shares purchased and the price of purchase, for each purchase of Barclays Shares that the Broker makes during the Restricted Period pursuant to the Proposed Barclays Share Repurchase Program, and any other information that Barclays was required to make publicly available with respect to the Proposed Barclays Share Repurchase Program.

VI. Applicability of Regulation M

In connection with the Offer, Barclays will offer U.S. investors the ability to exchange their ABN AMRO Shares and ABN AMRO ADSs for Barclays Shares and Barclays ADSs and cash. As a result, although the overwhelming majority of Barclays Shares are traded outside the United States, Barclays will be considered to be engaged in a distribution in the United States for purposes of Regulation M. Barclays believes that, under Regulation M, the restricted period for the distribution (the "Restricted Period") will commence on the first day of the Initial Offering Period and end upon expiration of the Offer (including any Subsequent Offering Period).

Under Rule 102 of Regulation M, Barclays and its affiliated purchasers would not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, Barclays Shares or Barclays ADSs during the Restricted Period, except to the extent that one of the specified exceptions under the applicable rule is available. For the reasons described below, we therefore respectfully request on behalf of Barclays that the Staff of the Division of Market Regulation confirm that it will not recommend that the Commission take enforcement action against Barclays if Barclays continues the Proposed Barclays Share Repurchase Program, in compliance with applicable U.K. and

Dutch laws and regulations and on the additional terms described above, through the period ending 10 trading days before expiration of the Initial Offering Period for the Offer.

VII. Discussion

If pursuant to Rule 102 of Regulation M Barclays were required to defer the execution of the Proposed Barclays Share Repurchase Program until after the termination of the Restricted Period, this is likely to impose substantial hardship on the existing Barclays shareholders by minimizing the anti-dilutive effect of the Proposed Barclays Share Repurchase Program in respect of the CDB and Temasek purchases.

In the event that the Offer is not consummated, CDB and Temasek nonetheless will have subscribed for the first tranche – equal to about 5.2% of Barclays existing share capital. In the absence of the Proposed Barclays Share Repurchase Program, this would result in Barclays being overcapitalized as compared to its target capitalization structure and market expectations, resulting in significant adverse consequences for Barclays and existing Barclays shareholders. Indeed, even if the Offer is consummated, a similar impact will result.

As noted above, in order to have the greatest assurance of achieving the objective of a neutral impact on current Barclays shareholders, the Proposed Barclays Share Repurchase Program must be executed as promptly as practicable. It must be executed at prices that are as close as possible to the price at which CDB and Temasek made their initial purchases. The Offer is subject to a number of conditions, including the receipt of various regulatory approvals in over 50 jurisdictions. Barclays has no control over when such approvals will be granted. Consequently, it is possible that the Offer may be open for acceptance for a period of several months, during which the price of Barclays Shares may be higher or lower than the price paid by CDB and Temasek. To the extent that the Proposed Barclays Share Repurchase Program is executed at prices higher than the price initially paid by CDB and Temasek for the unconditional portions of their respective subscriptions, the anti-dilutive effect of the Proposed Barclays Share Repurchase Program the earnings per share and return on equity of Barclays, as well as the ameliorative effect on the book value of Barclays Shares resulting from inefficient use of capital, will be correspondingly diminished. In addition, because of the volume and other limitations on the Proposed Barclays Share Repurchase Program described above, Barclays expects that it will take approximately four months to execute the Proposed Barclays Share Repurchase Program. Consequently, Barclays believes it would impose substantial hardship on Barclays existing shareholders if Barclays were unable to continue the Proposed Share Repurchase Buyback Program throughout the Restricted

Period (other than the last ten trading days of the Initial Offering Period, as it may be extended).

In support of Barclays no-action request, Barclays notes that:

- The Offer and the Proposed Barclays Share Repurchase Program are essentially European transactions that are closely governed by a European regulatory regime that has essentially the same purposes as Regulation M.

- Applicable U.K. and Dutch laws and regulations described above provide important safeguards to prevent the kinds of abuses that Regulation M is designed to address.

- Following consultation with the FSA, as well as the Staff of the Commission, on the appropriate parameters and timing of the Proposed Barclays Share Repurchase Program, Barclays will impose significantly more restrictive limits on the purchases than would otherwise be applicable under the relevant U.K. and Dutch safe harbors in order to provide safeguards for Barclays and ABN AMRO shareholders over and above those required by the applicable legal and regulatory regimes in order to minimize impact on the market price of Barclays Shares and ensure that there would be no market abuse, price manipulation or other inappropriate activity involved in the Proposed Barclays Share Repurchase Program.

- The Proposed Barclays Share Repurchase Program is not designed to support the market price of Barclays Shares – as discussed above, Barclays will impose significant limits in order to minimize impact on the market price of Barclays Shares – or otherwise facilitate the Offer. Its objective is to address the dilutive effect of the unconditional investments by CDB and Temasek purchases on Barclays and existing Barclays shareholders (including through diluted earnings per share and return on equity, as well as negative impact on the book value of Barclays Shares due to inefficient use of capital).

- The Proposed Barclays Share Repurchase Program will be conducted in full compliance with applicable U.K. and Dutch laws and regulations described above and will be subject to oversight by the FSA.

- None of the purchases under the Proposed Barclays Share Repurchase Program will be executed in the United States or through the facilities of a U.S. securities exchange.

- Trading on the LSE accounts for approximately 95.56% of the worldwide average daily trading volume in the Barclays Shares (including Barclays Shares represented by Barclays ADSs).

- Barclays will cause the Proposed Barclays Share Repurchase Program to be conducted with a number of other safeguards discussed with the FSA and the Staff and incorporated in the terms set forth in Section V.B of this letter.

Barclays also wishes to note that the no-action position it is requesting is similar to the approach taken by the Commission with respect to harmonization of regulation in cross-border transactions, in the context of Regulation M and otherwise. For example, Rule 104 of Regulation M provides an exemption in paragraph (g) for multi-jurisdictional securities offerings where, among other things, stabilizing outside the United States is made in a jurisdiction with effective regulatory provisions governing stabilizing. Barclays believes that the rationale for the no-action position it is requesting here – that the Offer and the Proposed Barclays Share Repurchase Program are essentially European transactions that are closely governed by a European regulatory regime that has essentially the same purposes as Regulation M – is similar to the rationale underpinning the exemption provided by the Commission in Rule 104(g) of Regulation M, which, as the Commission noted, codified "exemptive and no-action relief issued by the Commission and its staff...with respect to cross-border transactions."[6]

Likewise, in the context of Rule 14e-5 under the Exchange Act, the Commission has provided exemptive and no-action relief in the context of cross-border transactions in order to "facilitate the inclusion of U.S. security holders in tender offers for foreign securities."[7] In that regard, the Commission adopted a broad exception from Rule 14e-5 for Tier I offers set forth in Rule 14e-5(b)(10), as well as the exception from Rule 14e-5 for purchases by connected exempt market makers or connected exempt principal traders in Rule 14e-5(b)(9). In the Cross-Border Release, the Commission noted that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to U.S. security holders." In that regard, in addition to the exceptions from Rule 14e-5 noted above, the Staff of the Division of Market Regulation also issued two letters granting "class" exemptive relief from Rule 14e-5 in connection with tender offers involving a target that

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6 Trading Practices Rules Concerning Securities Offerings, Rel. No. 33-7782 (April 11, 1996).

7 Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Rel. No. 33-7759 (October 22, 1999) (the "Cross-Border Release").

is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act.[8] The letters follow a line of relief letters issued by the Commission over the years in the context of cross-border tender offers permitting bidders and financial advisors to make certain purchases of target securities outside a tender offer where those purchases are permitted by the target's home jurisdiction and certain safeguards are present.[9] Lastly, it is worth noting that, in the Cross-Border Release, the Commission also observed that "we should evaluate the need for exemptions from Regulation M [in the cross-border context] after we gain experience with the Regulation's operation in the context of those offerings."

Lastly, we further note that cash tender offers are not subject to Regulation M. Consequently, an offeror in a cash tender offer would be permitted to undertake a repurchase of its own securities during the pendency of the offer. Barclays believes that this creates an inequality of treatment in the context of cross-border exchange offers where an offeror is otherwise permitted by local law to undertake a repurchase program during the pendency of an offer. Application of Rule 102 of Regulation M in such context favors either cash transactions or transactions that are structured to exclude the United States.

VIII. Action Requested

For these reasons, and based on the foregoing discussion, we therefore respectfully request on behalf of Barclays that the Staff of the Division of Market Regulation confirm that it will not recommend that the Commission take enforcement action against Barclays if Barclays discloses its intention to conduct, and conducts, the Proposed Barclays Share Repurchase Program, in compliance with applicable U.K. and Dutch laws and regulations and on the terms described in this letter.

* * *

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8 See the letter regarding Rule 14e-5 Relief for Certain Trading Activities of Financial Advisors (April 4, 2007), and the letter regarding Sulzer AG offer for Bodycote International plc (available March 2, 2007).

9 The Commission granted an exemption from Rule 14e-5 to Barclays and ABN AMRO in connection with the Offer. See the letter regarding the combination of Barclays PLC and ABN AMRO Holding N.V. (April 24, 2007).

If you have any questions or require any additional information, please contact the undersigned (011 (44) 20 7959 8570), H. Rodgin Cohen ((212) 558-3534) or Alan P.W. Konevsky (011 (44) 20 7959 8509) of Sullivan & Cromwell LLP.

Yours sincerely,



George H. White

cc: Josephine Tao
Joan Collopy
Elizabeth Sandoe
(U.S. Securities and Exchange Commission)

Michael Duignan
(U.K. Financial Services Authority)

Naguib Kheraj
Mark Harding
Judith Shepherd
(Barclays PLC)

Hans Beerlage
Patrick Sarch
(Clifford Chance LLP)

H. Rodgin Cohen
Alan P.W. Konevsky
Jeffrey A. Lynn
(Sullivan & Cromwell LLP)

END